Exhibit 99.1

GreenPower Acquires Lion Truck Body Adding Capacity For EV Truck Bodies and Reducing Delivery Times

LOS ANGELES, July 8, 2022 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission, electric-powered, medium and heavy-duty vehicles, today announces the acquisition of Lion Truck Body. Leveraging upon Lion Truck Body's years of expertise, the deal will provide robust potential for GreenPower's EV Star truck customers.

Headquartered in Torrance, California, Lion Truck Body designs and installs a range of resilient state-of-the-art truck bodies for industries such as goods movement, construction, catering, landscaping, utility and service sectors. Lion Truck Body offers a complete line of truck bodies including dry-freight aluminum, refrigerated box, aluminum beds, stake bed, flatbed and service body. In its most recently completed fiscal year Lion Truck Body generated revenue of approximately $3.5 million.

"Our customers seek energy-efficient solutions that maximizes cargo capacity and delivery range. Lion Truck Body's expertise in bodybuilding with our EV Star CC addresses these requirements directly," said Brendan Riley, President of GreenPower. "This acquisition provides our EV Star truck customers with many options for any number of body types required to meet their business needs with greater speed to market - completed in a few weeks versus taking months. We have been working with Lion Truck Body for some time to make lightweight and efficient truck bodies for our EV Star as well as other models of electric trucks. We are pleased to add the Lion Truck Body franchise into our business."

GreenPower and Lion Truck Body entered into an asset purchase agreement under which GreenPower has purchased the assets of the business through a wholly owned subsidiary. GreenPower's purchase of Lion Truck Body is comprised of upfront cash payments totaling $215,000, the assumption of certain liabilities totaling approximately $1.45 million, and remaining cash payments of up to $25,000, which remain subject to customary adjustments and other post-closing conditions.

For additional information regarding Lion Truck Body's state-of-the-art bodies, please visit the company's Instagram at @liontruckbody.

Media and Investor Contacts:
Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Mike Cole, IR
(949) 444-1341

Allie Potter
Skyya PR for GreenPower
(218) 766-8856
allie@skyya.com

About GreenPower Motor Company
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's acquisition of Lion Truck Body, business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors, including those set forth in other public filings (filed under the Company's profile on www.sedar.com), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts expressed in U.S. dollars © 2022 GreenPower Motor Company Inc. All rights reserved.